UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 001-13122

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance Steel & Aluminum Co. Master 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Reliance Steel & Aluminum Co. Master 401(k) Plan

Financial Statements and
Supplemental Schedules
As of December 31, 2013 and 2012 and
For the Year Ended December 31, 2013

Reliance Steel & Aluminum Co. Master 401(k) Plan

Financial Statements and Supplemental Schedules

As of December 31, 2013 and 2012 and

For the Year Ended December 31, 2013

Reliance Steel & Aluminum Co. Master 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Reliance Steel & Aluminum Co. Master 401(k) Plan

Los Angeles, California

We have audited the accompanying statements of net assets available for benefits of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2013 and delinquent participant contributions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Los Angeles, California

June 24, 2014

Financial Statements

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2013	2012

Assets

Investment, at fair value:
Plan interest in Master Trust	$758,947,434	$630,517,724

Receivables:
Notes receivable from participants	21,731,104	19,836,949
Employer contributions	6,140,934	16,333,217
Total receivables	27,872,038	36,170,166

Total assets	786,819,472	666,687,890

Liabilities

Excess contributions payable	428,708	263,694

Total liabilities	428,708	263,694

Net assets available for benefits at fair value	786,390,764	666,424,196

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust	(311,771)	(618,016)

Net assets available for benefits	$786,078,993	$665,806,180

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2013

Additions

Income:
Plan interest in Master Trust investment gain	$126,077,055
Interest from notes receivable from participants	876,057
Total income	126,953,112

Contributions:
Participant	29,404,090
Employer, net of forfeitures	17,239,049
Rollover	1,581,867
Total contributions, net	48,225,006

Transfers from other plans	4,708,998

Total additions	179,887,116

Deductions

Benefits paid to participants and beneficiaries	59,480,180
Deemed distributions of notes receivable from participants	30,813
Administrative expenses	103,310

Total deductions	59,614,303

Net increase	120,272,813

Net assets available for benefits, beginning of year	665,806,180

Net assets available for benefits, end of year	$786,078,993

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

1.                       Description of the Plan

The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description.

General

The Plan provides certain benefits to the employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Sponsor”) whose subsidiaries are participating employers (“Participating Employers”) in the Plan. The Plan is administered by the RSAC Employee Benefit Committee (“Plan Administrator”). The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. Employees of subsidiaries of Reliance Steel & Aluminum Co., other than those listed below, are not covered under this Plan as of December 31, 2013.

Allegheny Steel Distributors, Inc.	Liebovich Bros., Inc.
Aluminum and Stainless, Inc.	Metals Supply Company, Ltd.
American Metals Corporation	McKey Perforating Co., Inc.
AMI Metals, Inc.	McKey Perforated Products Co., Inc.
CCC Steel, Inc.	National Specialty Alloys, Inc.
Chapel Steel Corp.	Pacific Metal Company
Chatham Steel Corporation	PDM Steel Service Centers, Inc.
Clayton Metals, Inc.	Phoenix Corporation
Continental Alloys and Services, Inc.	Precision Flamecutting and Steel, Inc.
Crest Steel Corporation	Service Steel Aerospace Corp.
Delta Steel, Inc.	Siskin Steel & Supply Company, Inc.
Diamond Manufacturing Company	Smith Pipe & Steel Company
Durrett Sheppard Steel Co., Inc.	Sugar Steel Corporation
Earle M. Jorgensen Company	Sunbelt Steel Texas, Inc.
Feralloy Corporation	Toma Metals, Inc.
GH Metal Solutions, Inc.	Valex Corp.
Haskins Steel Co., Inc.	Viking Materials, Inc.
Infra - Metals Co.	Yarde Metals, Inc.

On March 1, 2014, Metals Supply Company, Ltd., merged into Delta Steel, Inc.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Transfers from/to Other Plans

During 2013, two 401(k) retirement plans were merged into the Plan, and their assets were transferred accordingly. The value of the participant account balances, including notes receivable from participants, were liquidated and transferred into the Plan as follows:

2013

GH Metal Solutions, Inc. Retirement Plan	$3,701,815
Sunbelt Steel Texas, Inc. Retirement Plan	857,550

$4,559,365

Eligible employees of GH Metal Solutions, Inc., and Sunbelt Steel Texas, Inc. became eligible to participate in the Plan as of July 1, 2013, and August 1, 2013 respectively, and received past service credit for purposes of vesting under the provisions of the Plan. GH Metal Solutions, Inc. is a wholly-owned subsidiary of Feralloy Corporation.

In 2013, certain employees from Precision Strip Transport, Inc. (a subsidiary of Precision Strip, Inc., which is a wholly-owned subsidiary of Reliance Steel & Aluminum Co.) became employees of Phoenix Corporation. A total of $149,633 in assets, which include notes receivable from participants of $4,567, were transferred to the Plan from the Precision Strip Retirement and Savings Plan.

Participation

Each employee is eligible to participate on the first day of each Plan calendar quarter after the completion of three months of service.

Effective January 1, 2013, a newly eligible employee is automatically enrolled into the Plan with a 3% deferral of eligible compensation, unless the employee selects a different deferral percentage or declines to participate in the Plan.

Contributions

Participants may make up to 50% deferrals of eligible compensation to the Plan, subject to federal limits. In addition, the participating employers may make discretionary matching and profit sharing contributions to the Plan. Eligible participants who are employed on the last day of the Plan year share in any discretionary profit sharing contributions. For the 2012 Plan year, eligible participants who were employed on the last day of the Plan year shared in any discretionary matching contributions.  Beginning with the 2013 Plan year, discretionary matching contributions are made each payroll period and the requirement that eligible participants be employed on the last day of the Plan year to receive a discretionary matching contribution no longer applies. Participants may also contribute eligible rollovers from other qualified defined benefit or defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and allocations of investment earnings. The participant is entitled to the benefit from their vested account balance. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. As of December 31, 2013 and 2012, all forfeited nonvested account balances had been used to reduce Company contributions. For the year ended December 31, 2013, $328,227 was used to reduce the Company’s contributions.

Notes receivable from participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Notes receivable from participants are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Notes are repaid ratably through periodic payroll deductions over a term not exceeding five years, or ten years for notes used for the purchase of a primary residence. The Plan holds notes from transferred plans whose maturities may exceed ten years. Notes receivable from participants as of December 31, 2013 bear interest at rates ranging from 3.25% to 10.50% and mature through October 2024.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company, which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan establishment, loan maintenance and short-term trading fees are paid by the Plan’s participants and all other investment expenses are offset against the related investment income. Fees paid by the Plan participants to the custodian for administrative expenses amounted to $103,310 for the year ended December 31, 2013.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

2.                       Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan retains an interest in the Reliance Steel & Aluminum Co. Master 401(k) Plan and Yarde Metals, Inc. Frozen 401(k) Savings Plan Master Trust (the “Master Trust”).  See Note 10, Information Concerning the Master Trust.

The Master Trust holds investments in the Fidelity Managed Income Portfolio, which is a common collective trust. Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan retains an interest in the Master Trust, which holds investments in registered investment companies (mutual funds), a common collective trust, and in common stock. Mutual funds and common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value of the shares held by the Master Trust at year-end. The investment in the common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Fidelity Managed Income Portfolio, a common collective trust, has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. For purposes of the Statements of Net Assets Available for Benefits, these investments are stated at fair value, rather than contract value, to the extent they are fully benefit-responsive as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. The fair value of these investments is determined using the market price of the underlying securities and the value of the investment contract.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is included in the accompanying Statement of Changes in Net Assets Available for Benefits as Plan interest in Master Trust investment gain, which is detailed in Note 3, Investments.

Risks and Uncertainties

The Plan retains an interest in the Master Trust which utilizes various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid.

3.                       Investments

Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest and non-interest bearing cash. At December 31, 2013 and 2012, the Plan, through the Master Trust, held 1,562,511 and 1,642,402 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $89,446,704 and $77,557,583, respectively. As of December 31, 2013 and 2012, the Reliance Steel & Aluminum Co. stock fund consisted of 1,130,883 and 1,204,726 shares, respectively, of Reliance Steel & Aluminum Co. common stock valued at $85,766,167 and $74,813,485, respectively. Also, at December 31, 2013 and 2012, respectively, the fund contained a) interest bearing cash of $3,671,496 and $2,725,800, respectively, b) other receivables of $10,595 and $310,902, respectively, and c) benefit claims payable of $1,554 and $292,604, respectively.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2013 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

The following investments represent 5% or more of the Plan’s net assets at December 31, 2013 and 2012:

	2013	2012

Plan interest in Master Trust investments	$758,947,434	$630,517,724

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2013

Mutual Funds	$89,104,714
Reliance Steel & Aluminum Co. common stock	16,236,663
Net appreciation in fair value of investments	105,341,377
Interest and dividend income	20,735,678
Plan interest in Master Trust investment gain	$126,077,055

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

4.                       Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total

Interest bearing cash	$3,671,496	$-	$-	$3,671,496
Mutual Funds:
Bond Funds	43,071,971	-	-	43,071,971
Large Cap Equity Funds	127,763,799	-	-	127,763,799
Mid Cap Equity Funds	118,966,226	-	-	118,966,226
Small Cap Equity Funds	17,288,750	-	-	17,288,750
International Funds	36,468,686	-	-	36,468,686
LifeCycle Funds	251,732,134	-	-	251,732,134
Common collective trust	-	20,683,976	-	20,683,976
Money market fund	53,525,188	-	-	53,525,188
Reliance Steel &
Aluminum Co. common stock	85,766,167	-	-	85,766,167

Total investments at fair value	$738,254,417	$20,683,976	$-	$758,938,393

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,725,800	$-	$-	$2,725,800
Mutual Funds:
Bond Funds	55,039,615	-	-	55,039,615
Large Cap Equity Funds	93,927,352	-	-	93,927,352
Mid Cap Equity Funds	87,546,357	-	-	87,546,357
Small Cap Equity Funds	10,122,118	-	-	10,122,118
International Funds	27,706,397	-	-	27,706,397
LifeCycle Funds	204,956,699	-	-	204,956,699
Common collective trust	-	21,595,876	-	21,595,876
Money market fund	52,065,727	-	-	52,065,727
Reliance Steel &
Aluminum Co. common stock	74,813,485	-	-	74,813,485

Total investments at fair value	$608,903,550	$21,595,876	$-	$630,499,426

The Master Trust’s investments that are measured at fair value on a recurring basis, such as the money market fund, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Master Trust also invests in a stable value fund held within a common collective trust for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common collective trust, this investment asset has been classified as Level 2. The stable value fund has an investment objective to maintain a constant net asset value while generating a slightly higher yield than the money market fund. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

5.                       Related Party Transactions

Certain Master Trust investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the custodian, recordkeeper, and trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

6.                       Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 20, 2014, confirming compliance with the Pension Protection Act of 2006 (“PPA”) and in consideration of the 2010 Cumulative List of Changes in the Plan Qualification Requirements. Although the Plan has been subsequently amended, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable provisions of the Internal Revenue Code.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements.

7.                       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.                       Excess Contributions Payable

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The excess contributions payable balance as of December 31, 2013 was returned by the Plan to the participants on March 10, 2014.

9.                       Nonexempt Transactions

As reported on Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2013 Plan year. Late remittances amounted to $197,061 for the 2013 Plan year. The Company is currently in process of making the appropriate filings in accordance with the IRS’ Employee Plans Compliance Resolution System.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

10.              Information Concerning the Master Trust

The Plan has an undivided interest in all investments of the Master Trust. The following tables summarize the net assets and net investment income of the Master Trust:

Net Assets of the Master Trust:

December 31,	2013	2012

Assets

Investments, at fair value:
Interest bearing cash	$3,671,496	$2,725,800
Money market fund	53,525,188	52,065,727
Mutual funds	595,291,566	479,298,538
Common collective trust	20,683,976	21,595,876
Reliance Steel & Aluminum Co. common stock	85,766,167	74,813,485
Total investments	758,938,393	630,499,426

Receivables:
Due from brokers	10,595	307,919
Other receivables	-	2,983
Total receivables	10,595	310,902

Total assets	758,948,988	630,810,328

Liabilities

Other payables	1,554	292,604

Total liabilities	1,554	292,604

Net assets available for benefits at fair value	758,947,434	630,517,724

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust	(311,771)	(618,016)

Net assets available for benefits	$758,635,663	$629,899,708

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Master Trust investment gain:

Year Ended December 31,	2013

Investment income:
Net appreciation in fair value of investments:
Mutual Funds	$89,104,714
Reliance Steel & Aluminum Co. common stock	16,236,663
Net appreciation in fair value of investments	105,341,377

Interest and dividend income	20,735,678

Total investment gain	$126,077,055

11.       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2013	2012

Net assets available for
benefits as reported on Form 5500	$786,390,764	$666,424,196
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	(311,771)	(618,016)

Net assets available for benefits as reported
on the accompanying financial statements	$786,078,993	$665,806,180

The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2013

Net increase in net assets available for benefits as
reported on Form 5500 *	$119,966,568

Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust:
Beginning of year	618,016
End of year	(311,771)

Net increase in net assets available for Plan benefits
as reported on the accompanying financial statements	$120,272,813

* - The net increase in net assets available for benefits as reported on Form 5500 includes asset transfers made during the year.

Supplemental Schedules

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

Year Ended December 31, 2013	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included: ☑
$197,061	—	$197,061	—	—

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value

	Master Trust:
*	Master Trust	Plan interest in the Master Trust Investments	-	758,947,434

	Notes receivable from participants:
*	Notes receivable from participants	Notes receivable from participants with interest rates ranging from 3.25% to 10.50%, collateralized by participants’ account balances and maturing through October 2024	-	21,731,104
	Total Investments			$780,678,538

* - Represents a party-in-interest as defined by ERISA.

**- The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO.
MASTER 401(k) PLAN

Dated: June 24, 2014	By:	/s/ Karla R. Lewis
Karla R. Lewis
Member of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee